Exhibit 23

 Consent of Independent Registered Public Accounting Firm

 The Board of Directors
Bar Harbor Bankshares:

We consent to incorporation by reference in the registration statements on Forms S-3 (File Nos. 333-157209 and 333-162450) and S-8 (File Nos. 333-122939, 333-122941, 333-122939, and 333-161622) of Bar Harbor Bankshares of our reports dated March 1516, 2011, relating to (1) the consolidated balance sheets of Bar Harbor Bankshares and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in shareholders’ equity, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2010 and (2) the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010, Annual Report on Form 10-K of Bar Harbor Bankshares.

 /s/KPMG LLP

Albany, New York
March 16, 2011